UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On July 27, 2021, the Company issued a press release regarding its entry into an Asset Purchase and Contribution in Kind Agreement, two Convertible Note Agreements and the related agreements described herein, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

Asset Purchase and Contribution in Kind Agreement (“Asset Purchase Agreement”)

Pursuant to the Asset Purchase Agreement, the Company will acquire, on the Closing Date, the program portfolio of therapeutics targeting alpha-synuclein (a-syn), notably PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the “Transferred Assets”) from Affiris AG (the “Seller”). The Transferred Assets comprise of patents, patent applications, know how, trademarks and copyrights.

The Company will acquire the Transferred Assets and USD 5 million in cash in exchange for 7,106,840 shares of the Company at closing based on a price of USD 8.26 per common share, for a total value of USD 58.7 million. This represents a 10.7% premium to the closing price of the Company’s shares as of July 23, 2021.

The acquisition is subject to customary regulatory approval in Austria and expected to complete at the beginning of Q4 2021.

Convertible Note Agreements

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH (collectively, the “Investors”), both of which entities are shareholders of Affiris. Each Convertible Note Agreement provides for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of 12.5 million. The total net proceeds to the Company are USD 25 million.

The Convertible Notes are convertible into common shares after the Closing Date of the Asset Purchase Agreement at any time at the option of the Investors or of AC Immune at a conversion price of USD 8.26. These options are effective from the signing date of the Convertible Note Agreements until 10 calendar days prior to the Repayment Date (“Conversion Period”). If the Convertible Notes are not converted during the Conversion Period, they shall be repaid on the Repayment Date, which is July 26, 2022. The Convertible Notes do not permit partial settlement and do not bear interest.

This Report on Form 6-K (excluding Exhibit 99.1 herewith) is incorporated by reference into the Registrant's registration statement on Form F-3 (File Nos. 333-227016, 333-249655 and 333-255576) and Form S-8 (File No. 333-233019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: July 27, 2021

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated July 27, 2021

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